EXHIBIT 99.1

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Oncolytics Biotech® Inc. Announces $4.6 Million “At-The-Market” Equity Financing Program

CALGARY, AB, February 25, 2016 --- Oncolytics Biotech® Inc. (“Oncolytics” or the “Company”) (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) announced today that it has entered into an "at-the-market" (ATM) equity distribution agreement (the “Agreement”) dated February 25, 2016 with a placement agent  acting as sole and exclusive agent. Under the terms of the Agreement, the Company may, from time to time and until March 16, 2018, sell common shares having an aggregate offering value of up to $4.6 million, solely at the Company’s discretion.

Sales of common shares, if any, pursuant to the Agreement will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other “marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada. The common shares will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution

The offering is being made pursuant to a prospectus supplement (the “Prospectus Supplement”) dated February 25, 2016 to the Company’s short form base shelf prospectus (the “Shelf Prospectus”) dated February 16, 2016 filed with the securities regulatory authorities in each of the provinces and territories of Canada.    The Shelf Prospectus and Prospectus Supplement are available on SEDAR at www.sedar.com or alternatively can be obtained by contacting the Corporate Secretary of the Company by email at klook@oncolytics.ca or by telephone at (403) 670-7377.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains statements that constitute “forward-looking information” within the meaning of applicable securities legislation. Forward looking information is typically identified by words such as “anticipate”, “estimate”, “expect”, “forecast”, “may”, “will”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “project”, “potential”, “target” and similar words suggesting future events or future performance. This press release contains forward-looking information pertaining to, among other things, the anticipated sale and distribution of common shares and the volume and timing of the sale and distribution of common shares.

Various assumptions were used in drawing the conclusions or making the forecasts contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Oncolytics and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information.

Forward-looking information is based on the estimates and opinions of Oncolytics’ management at the time the information is released.  Except as may be required by law, Oncolytics assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

NATIONAL Equicom Nick Hurst 800 6th Ave. SW, Suite 1600 Calgary, Alberta T2P 3G3 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@national.ca